UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 18, 2017, NeuroDerm Ltd. (the “Company”) announced that the previously reported acquisition of the Company by Mitsubishi Tanabe Pharma Corporation, a Japanese corporation (“MTPC”), had been consummated (the “Merger”). Pursuant to the Merger, a wholly-owned subsidiary of MTPC was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of MTPC, and each of the Company’s ordinary shares (the “Ordinary Shares”) was canceled, entitling the holders thereof to receive US$39.00 per Ordinary Share in cash (without interest and less any applicable withholding taxes). The Merger was described in the proxy statement, dated August 17, 2017, distributed by the Company to its shareholders, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (the “SEC”) on August 17, 2017.

A copy of the press release announcing the consummation of the Merger is attached to this Form 6-K as Exhibit 99.1.

The Company has notified the NASDAQ Global Market (“NASDAQ”) of the completion of the Merger, and trading in the Ordinary Shares will cease as of the start of trading on October 18, 2017 and will be suspended effective as of the close of trading on that same day. The Company has requested that NASDAQ file a delisting application on Form 25 with the SEC to report the delisting of the Ordinary Shares from NASDAQ. The Company expects to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: October 18, 2017	By:	/s/ Roy Golan
Name: Roy Golan
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release of the Company, dated October 18, 2017, titled “Mitsubishi Tanabe Pharma Corporation Completes Acquisition of NeuroDerm.”